THE SPIN-OFF

Background

On October 7, 2014, the board of directors of Blackstone Group Management L.L.C. approved a plan to separate Blackstone's financial and strategic advisory services, restructuring and reorganization advisory services and Park Hill Group businesses from Blackstone to form PJT Partners, following which PJT Partners will be an independent, publicly traded company.

In connection with the spin-off and the retention of Mr. Taubman as our Chairman and CEO, we and Blackstone have entered into the Transaction Agreement with Mr. Taubman and the other parties thereto, pursuant to which we will acquire, on the terms and subject to the conditions set forth in the Transaction Agreement, all of the outstanding equity interests in PJT Capital, which we refer to as the "acquisition."

Following the internal reorganization and the acquisition, The Blackstone Group L.P. will distribute on a pro rata basis to its common unitholders all of the outstanding shares of our Class A common stock held by it. The distribution will occur on the distribution date, which is expected to be October 1, 2015. Each holder of Blackstone common units will receive one share of our Class A common stock for every 40 Blackstone common units held at 5:00 PM, New York time, on September 22, 2015 the record date. Substantially concurrently with the distribution, we will consummate the acquisition of PJT Capital.

After completion of the spin-off:

- PJT Capital will have combined with us and we will operate as a single enterprise;

- we will be an independent, publicly traded company (NYSE: PJT), and will own and operate the financial and strategic advisory services, restructuring and reorganization advisory services and Park Hill Group businesses, which, together with the capital markets services business that will be retained by Blackstone, have historically constituted Blackstone's Financial Advisory reporting segment; and

- Blackstone will continue to be an independent, publicly traded company (NYSE: BX) and will focus on its core asset management operations, consisting of its private equity, real estate, hedge fund solutions and credit businesses.

Each holder of Blackstone common units will continue to hold his, her or its common units of Blackstone. No vote of Blackstone common unitholders is required or is being sought in connection with the spin-off, including the internal reorganization, and Blackstone common unitholders will not have any appraisal rights in connection with the spin-off.

The spin-off, including the consummation of the acquisition and the distribution of shares of Class A common stock of PJT Partners Inc. as described in this information statement is subject to the satisfaction or waiver of certain conditions. In addition, we, Blackstone and PJT Capital have the right to terminate the Transaction Agreement and abandon the spin-off in certain circumstances, as described in this information statement. See "—Conditions to the Spin-Off" and "—Termination and Abandonment of the Spin-Off."

Reasons for the Spin-Off

The board of directors of Blackstone Group Management L.L.C. has determined that the spin-off is in the best interests of Blackstone, its common unitholders and other stakeholders because the spin-off will provide the following key benefits:

- *Relief from Conflict-related Constraints on Growth and Greater Strategic Focus of Management's Efforts and Resources*. The spin-off will meaningfully enhance our opportunities for organic growth,

Partners Holdings LP, for any tax resulting from any such transaction to the extent a party's actions caused such tax liability, whether or not the indemnified party consented to such transaction or the indemnifying party was otherwise permitted to enter into such transaction under the Tax Matters Agreement, and for all or a portion of any tax liabilities resulting from the internal reorganization under certain other circumstances. PJT Partners Inc. and PJT Partners Holdings LP's obligation to indemnify the Distributing Corporations may discourage, delay or prevent a change of control of our company. In addition, if certain transactions in the internal reorganization were to become taxable, then under U.S. Treasury regulations, we would be severally liable for the resulting U.S. Federal income tax liability of one of the Distributing Corporations. The resulting tax liability may have a material adverse effect on the business, financial condition, results of operations or cash flows of us or Blackstone.

The preceding summary of certain anticipated U.S. Federal income tax consequences of the spin-off is for general informational purposes only. Blackstone common unitholders should consult their own tax advisors as to the specific tax consequences of the spin-off to them, including the application and effect of U.S. Federal, state, local or non-U.S. tax laws and of changes in applicable tax laws.

Organizational Structure Following the Spin-Off

Following the spin-off, PJT Partners Inc. will be a holding company and its only material asset will be its controlling equity interest in PJT Partners Holdings LP. As the sole general partner of PJT Partners Holdings LP, PJT Partners Inc. will operate and control all of the business and affairs and consolidate the financial results of PJT Partners Holdings LP and its subsidiaries. The ownership interest of the holders of Partnership Units (other than PJT Partners Inc.) will be reflected as a non-controlling interest in PJT Partners Inc.'s consolidated financial statements.

Upon consummation of the spin-off:

- PJT Partners Holdings LP is expected to have a total of 34.0 million Partnership Units issued and outstanding, of which:

  - 16.0 million Partnership Units (or 47.1%) will be held by our internal owners; and

  - 18.0 million Partnership Units (or 52.9%) will be held by PJT Partners Inc.; and

- PJT Partners Inc. is expected to have a total of 18.0 million shares of Class A common stock issued and outstanding, of which:

  - 3.1 million shares (or 17.2%) will be held by our internal owners; and

  - 14.9 million shares (or 82.8%) will be distributed to the common unitholders of Blackstone in the spin-off.

The number of shares of Class A common stock to be distributed to the common unitholders of Blackstone is based on the number of common units of Blackstone expected to be outstanding as of September 22, 2015, the record date, and assuming a distribution ratio of one share of Class A common stock of PJT Partners Inc. for every 40 common units of The Blackstone Group L.P. held. Accordingly, upon consummation of the spin-off, the shares of Class A common stock of PJT Partners Inc. to be received by Blackstone common unitholders are expected to represent 82.8% of the economic interest in PJT Partners Inc. (43.8% of the economic interest in the PJT Partners business). The exact number of shares of Class A common stock of PJT Partners Inc. to be distributed will be calculated on the record date and will reflect any repurchases of common units of Blackstone and issuances of common units of Blackstone, including issuances in connection with the exchange of Blackstone Holdings Partnership units and in respect of Blackstone equity incentive plans between the date the board of directors of Blackstone Group Management L.L.C. declares the dividend for the distribution and the record date for the distribution.

Our internal owners will also hold all issued and outstanding shares of the Class B common stock of PJT Partners Inc. The shares of Class B common stock will have no economic rights but will entitle the holder, without regard to the number of shares of Class B common stock held, to a number of votes that is equal to the aggregate number of vested and unvested Partnership Units and LTIP Units in PJT Partners Holdings LP held by such holder on all matters presented to stockholders of PJT Partners Inc. other than director elections and removals. With respect to the election and removal of directors of PJT Partners Inc., shares of Class B common stock will initially entitle holders to only one vote per share, representing significantly less than one percent of the voting power entitled to vote thereon. However, the voting power of Class B common stock with respect to the election and removal of directors of PJT Partners Inc. may be increased to up to the number of votes to which a holder is then entitled on all other matters presented to stockholders, as described under "Description of Capital Stock—Common Stock—Class B Common Stock." The voting power on applicable matters afforded to holders of partnership interests by their shares of Class B common stock is automatically and correspondingly reduced as they exchange Partnership Units for cash or for shares of Class A common stock of PJT Partners Inc. pursuant to the exchange agreement described below. If at any time the ratio at which Partnership Units are exchangeable for shares of Class A common stock of PJT Partners Inc. changes from one-for-one as described under "Certain Relationships and Related Person Transactions—Exchange Agreement," the number of votes to which Class B common stockholders are entitled on applicable matters will be adjusted accordingly. Holders of shares of our Class B common stock will vote together with holders of our Class A common stock as a single class on all matters on which stockholders are entitled to vote generally, except as otherwise required by law. Blackstone's senior management, including Mr. Schwarzman and all of Blackstone's other executive officers, will provide an irrevocable proxy to Mr. Taubman to vote their shares of Class B common stock for so long as Mr. Taubman is the CEO of PJT Partners Inc.

Accordingly, upon consummation of the spin-off, and based on the assumptions described above regarding the shares outstanding on the record date and the distribution ratio, the shares of Class A common stock of PJT Partners Inc. to be received by Blackstone common unitholders are expected to represent:

- 82.8% of the voting power in PJT Partners Inc. with regard to the election and removal of directors of PJT Partners Inc.; and

- 36.7% of the voting power in PJT Partners Inc. with regard to all other matters presented to stockholders of PJT Partners Inc.

The foregoing discussion gives effect to the issuance of Participating LTIP Units, as described in "Certain Relationships and Related Party Transactions—PJT Partners Holdings LP Limited Partnership Agreement," but does not otherwise reflect shares of Class A common stock and Partnership Units that may be issued upon settlement of awards under our 2015 Omnibus Incentive Plan (or upon conversion of interests granted thereunder). See "Certain Relationships and Related Party Transactions—Transaction Agreement—Founder Earn-Out Units," "—Agreements with Blackstone Related to the Spin-Off—Employee Matters Agreement" and "Management—Director Compensation" for additional information.

See "Description of Capital Stock—Common Stock" for additional information.

The diagram below depicts our organizational structure immediately following the spin-off. Unless otherwise indicated, the information in the diagram below does not reflect shares of Class A common stock and Partnership Units that may be issued upon settlement of awards under our 2015 Omnibus Incentive Plan (or upon conversion of interests granted thereunder). See "Certain Relationships and Related Party Transactions—Transaction Agreement—Founder Earn-Out Units," "—Agreements with Blackstone Related to the Spin-Off—Employee Matters Agreement" and "Management—Director Compensation" for additional information.



Internal Owners
Class A Common Stock and Class B Common Stock (1)
• 17.2% of voting power in PJT Partners Inc. for director elections and removals; 63.3% of combined voting power in PJT Partners Inc. for all other matters (1)
• 17.2% of economic interest in PJT Partners Inc.
Blackstone Common Unitholders
Class A Common Stock
• 82.8% of voting power in PJT Partners Inc. for director elections and removals; 36.7% of voting power in PJT Partners Inc. for all other matters (1)
• 82.8% of economic interest in PJT Partners Inc.
PJT Partners Inc.
Partnership Units (2)
• Exchangeable for cash or, at our election, shares of Class A Common Stock on a 1-for-1 basis
• 47.1% of outstanding Partnership Units
Sole General Partner and Partnership Units
• 52.9% of outstanding Partnership Units
PJT Partners Holdings LP
Operating Entities

(1) The shares of Class B common stock will have no economic rights but will entitle the holder, without regard to the number of shares of Class B common stock held, to a number of votes that is equal to the aggregate number of vested and unvested Partnership Units and LTIP Units in PJT Partners Holdings LP held by such holder, if any, on all matters presented to stockholders of PJT Partners Inc. other than director elections and removals. With respect to the election and removal of directors of PJT Partners Inc., shares of Class B common stock will initially entitle holders to only one vote per share, representing significantly less than one percent of the voting power entitled to vote thereon. However, the voting power of Class B common stock with respect to the election and removal of directors of PJT Partners Inc. may be increased to up to the number of votes to which a holder is then entitled on all other matters presented to stockholders, as

described under "Description of Capital Stock—Common Stock—Class B Common Stock." The percentage of combined voting power in PJT Partners Inc. of our internal owners reflects the voting power in respect of the shares of Class A Common Stock and Partnership Units held by such persons. Blackstone's senior management, including Mr. Schwarzman and all of Blackstone's other executive officers, will provide an irrevocable proxy to Mr. Taubman to vote their shares of Class B common stock for so long as Mr. Taubman is the CEO of PJT Partners Inc.

(2)   Includes Participating LTIP Units. See "Certain Relationships and Related Party Transactions—Transaction Agreement" and "—PJT Partners Holdings LP Limited Partnership Agreement."

Incorporation of PJT Partners Inc.

PJT Partners Inc. (formerly known as Blackstone Advisory Inc.) was incorporated as a Delaware corporation on November 5, 2014 and changed its name to PJT Partners Inc. on March 3, 2015. PJT Partners Inc. has not engaged in any business or other activities except in connection with its formation. Upon consummation of the spin-off, the amended and restated certificate of incorporation of PJT Partners Inc. will authorize two classes of common stock, Class A common stock and Class B common stock, each having the terms described in "Description of Capital Stock."

Amended and Restated Limited Partnership Agreement of PJT Partners Holdings LP

The limited partnership agreement of PJT Partners Holdings LP (formerly known as New Advisory L.P.) will initially provide for a class of common units of limited partnership interest in PJT Partners Holdings LP that we refer to as "Partnership Units," as well as a class of partnership interests, known as long-term incentive plan units ("LTIP Units"), as described below. As a result of the internal reorganization, PJT Partners Inc. will hold Partnership Units in PJT Partners Holdings LP and will be the sole general partner of PJT Partners Holdings LP. Accordingly, PJT Partners Inc. will operate and control all of the business and affairs of PJT Partners Holdings LP and, through PJT Partners Holdings LP and its operating entity subsidiaries, conduct our business.

The limited partnership agreement of PJT Partners Holdings LP will also provide that substantially all expenses incurred by or attributable to PJT Partners Inc. (such as expenses incurred in connection with the spin-off), but not including obligations incurred under the tax receivable agreement by PJT Partners Inc., income tax expenses of PJT Partners Inc. and payments on indebtedness incurred by PJT Partners Inc., will be borne by PJT Partners Holdings LP.

Pursuant to the limited partnership agreement of PJT Partners Holdings LP as it will be in effect at the time of the consummation of the spin-off, PJT Partners Inc. has the right to determine when distributions will be made to holders of Partnership Units and the amount of any such distributions (other than tax distributions described below). If a distribution is authorized, such distribution will be made to the holders of Partnership Units pro rata in accordance with the percentages of their respective partnership interests that are entitled to participate in distributions.

The holders of Partnership Units, including PJT Partners Inc., will incur U.S. Federal, state and local income taxes on their proportionate share of any taxable income of PJT Partners Holdings LP. Except for the priority allocations of income in respect of LTIP Units described below, net profits and net losses of PJT Partners Holdings LP will generally be allocated to its holders (including PJT Partners Inc.) pro rata in accordance with the percentages of their respective partnership interests, except as otherwise required by law. In accordance with the partnership agreement, we intend to cause PJT Partners Holdings LP to make pro rata cash distributions, to the extent of available cash, to the holders of the partnership interests in PJT Partners Holdings LP in amounts equal to 50% of the taxable income allocated to such holders for purposes of funding their tax obligations in respect of the income of PJT Partners Holdings LP that is allocated to them.

In addition, the limited partnership agreement of PJT Partners Holdings LP will enable PJT Partners Holdings LP to issue LTIP Units pursuant to the 2015 Omnibus Incentive Plan. LTIP Units are a class of partnership interest that are intended to qualify as "profits interests" in PJT Partners Holdings LP for U.S. Federal income tax purposes that, subject to certain conditions, shall automatically be converted into Partnership Units. LTIP Units initially will not have full parity, on a per unit basis, with Partnership Units with respect to liquidating distributions. Upon the occurrence of specified events, LTIP Units can over time achieve full parity with Partnership Units, at which time LTIP Units shall automatically be converted into Partnership Units on a one-for-one basis. LTIP Units may be

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issued to PJT Partners personnel and third parties from time to time in one or more series having the rights, powers, privileges, restrictions, qualifications and limitations set forth in the relevant award agreement or other documentation pursuant to which the LTIP Units of such series are granted or issued, including with respect to participation in distributions.

Upon consummation of the spin-off, PJT Partners Holdings LP will have two series of LTIP Units outstanding, which will be issued to certain individuals engaged in our business:

- a series of LTIP Units ("Participating LTIP Units") will be issued to certain partners and employees of PJT Capital LP that will be subject to time-based vesting as described in "Management—Actions Taken in Anticipation of Separation—Partner Agreement with Paul J. Taubman—Founder Units," and will participate, from issuance, in all distributions of PJT Partners Holdings LP, other than liquidating distributions, ratably, on a per unit basis, with Partnership Units; and

- a series of LTIP Units ("Earn-Out Units") will be issued to certain partners and employees of PJT Capital LP and other individuals engaged in our business that will be subject to both time-based and performance-based vesting as described in "Management—Actions Taken in Anticipation of Separation—Partner Agreement with Paul J. Taubman—Founder Earn Out Units," and will not participate in any distributions of PJT Partners Holdings LP other than tax distributions unless and until the applicable performance vesting requirement for the relevant tranche is satisfied.

See "Certain Relationships and Related Party Transactions—PJT Partners Holdings LP Limited Partnership Agreement."

Exchange Agreement

We and the internal owners will also enter into an exchange agreement prior to the consummation of the spin-off under which they (or certain permitted transferees) will have the right, subject to the terms and conditions set forth in the partnership agreement of PJT Partners Holdings LP, on a quarterly basis, from and after the first anniversary of the date of the consummation of the spin-off (subject to the terms of the exchange agreement), to exchange all or part of their Partnership Units for cash or, at our election, for shares of our Class A common stock on a one-for-one basis, subject to customary conversion rate adjustments for splits, unit distributions and reclassifications. The price per Partnership Unit to be received in a cash-settled exchange will be equal to the fair value of a share of our Class A common stock (determined in accordance with and subject to adjustment under the exchange agreement). In the event cash-settled exchanges of Partnership Units are funded with new issuances of Class A common stock, the fair value of a share of our Class A common stock will be deemed to be equal to the net proceeds per share of Class A common stock received by PJT Partners Inc. in the related issuance. Accordingly, in this event, the price per Partnership Unit to which an exchanging Partnership Unitholder will be entitled may be greater than or less than the then-current market value of our Class A common stock. The exchange agreement will also provide that a holder of Partnership Units will not have the right to exchange Partnership Units in the event that PJT Partners Inc. determines that such exchange would be prohibited by law or regulation, would result in any breach of any debt agreement or other material contract of PJT Partners Holdings LP, or, subject to certain limitations, would cause unreasonable financial burden on PJT Partners Holdings LP. In addition, each Partnership Unitholder that is currently a member of the board of directors of Blackstone Group Management L.L.C. will agree that for a specified multi-year period following the spin-off (or such earlier time as such Partnership Unitholder shall cease to be employed by or provide services to Blackstone) such Partnership Unitholder will (1) consult with the Chief Executive Officer of PJT Partners Inc. prior to submitting any election of exchange under the exchange agreement and (2) use commercially reasonable efforts to ensure that dispositions (if any) of the Partnership Units or Class A common stock that such Partnership Unitholder received in connection with the spin-off be effected through a plan of distribution that mitigates any sustained adverse effect on the market price of the Class A common stock. As a holder exchanges Partnership Units for cash (to the extent such cash-settled exchanges are funded with new issuances of Class A common

CAPITALIZATION

The following table presents our historical cash and cash equivalents and capitalization at June 30, 2015 and our pro forma cash and cash equivalents and capitalization at that date reflecting the spin-off and the related transactions and events described in the notes to our unaudited pro forma statement of financial condition as if the spin-off and the related transactions and events had occurred on June 30, 2015. The capitalization table below should be read together with "Management's Discussion and Analysis of Financial Condition and Results of Operations," our unaudited pro forma combined financial statements and the historical financial statements and the notes to those financial statements included in this information statement.

We are providing the unaudited capitalization table below for informational purposes only. It should not be construed to be indicative of our capitalization or financial condition had the spin-off and the related transactions and events been completed on the date assumed. The capitalization table below may not reflect the capitalization or financial condition that would have resulted had we been operating as a separate, independent entity at that date and is not indicative of our future capitalization or financial condition.

	PJT Partners*	PJT Partners Inc.	
		As of June 30, 2015	
	Actual	Actual	Pro Forma (a)
	(Dollars in Thousands, Except Share Data)	(Dollars, Except Share Data)	(Dollars in Thousands, Except Share Data)
Cash and Cash Equivalents (b)	$ 70,781	$ 1	$ 41,057
Redeemable Non-Controlling Interests (c)	$ —	$ —	$422,260
Parent Company Investment (d)	282,015	—	—
Equity			
Class A Common Stock, par value $0.01 per share (1,000 shares authorized, 100 shares issued and outstanding, actual; 3,000,000,000 shares authorized, 17,966,584 shares issued and outstanding, pro forma)	—	1	180
Class B Common Stock, par value $0.01 per share (1,000 shares authorized, no shares issued and outstanding, actual; 1,000,000 shares authorized, 290 shares issued and outstanding, pro forma)	—	—	—
Additional Paid-In Capital (e)	—	—	—
Retained Deficit	—	—	(49,469)
Accumulated Other Comprehensive Income	1,838	—	1,838
Total Capitalization	$283,853	$ 1	$374,809

---

* Reflects the historical financial position of PJT Partners, which collectively represents the financial and strategic advisory services, restructuring and reorganization advisory services and Park Hill Group businesses of The Blackstone Group L.P.

(a) See "Unaudited Pro Forma Combined Financial Statements."

(b) Pro Forma amount reflects the pre-spin-off settlement of account balances as necessary to establish Cash and Cash Equivalents of PJT Partners Inc. of $41.1 million in accordance with the terms of the Separation Agreement and Employee Matters Agreement. See "Unaudited Pro Forma Combined Financial Statements."

(c) As described in "The Spin-Off—Organizational Structure Following the Spin-Off," PJT Partners Inc. will become the sole general partner and consolidate the financial results of PJT Partners Holdings LP. PJT

Partners Inc. will initially own less than 100% of the economic interest in PJT Partners Holdings LP but will have 100% of the voting power and control the management of PJT Partners Holdings LP. Immediately following the spin-off, the redeemable non-controlling interest in PJT Partners Holdings LP will be 37.3%. The percentage of the Net Income (Loss) Attributable to the Redeemable Non-Controlling Interests will vary from this percentage due to the differing level of income taxes applicable to the controlling interest.

As described in "Certain Relationships and Related Person Transactions—Exchange Agreement," Partnership Units in PJT Partners Holdings LP are exchangeable at the option of the holder for cash or, at PJT Partners' election, for shares of Class A common stock on a one-for-one basis. The election to exchange Partnership Units is entirely within the control of the Partnership Unitholder, although PJT Partners retains the sole option to determine whether to settle the exchange in either cash or shares of Class A common stock. A non-controlling interest with redemption features not solely within PJT Partners' control is considered a redeemable non-controlling interest and is presented separately from Equity in the Unaudited Pro Forma Combined Statement of Financial Condition.

(d) Pro Forma amount reflects the final settlement of Blackstone's remaining net investment in PJT Partners, which was recorded as Parent Company Investment in the historical combined financial statements.

(e) Pro Forma amount reflects adjustments reflecting the spin-off and related transactions and events, as described in the notes to the Unaudited Pro Forma Combined Financial Statements. See "Unaudited Pro Forma Combined Financial Statements."

UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS

The following unaudited pro forma combined financial statements have been derived by applying pro forma adjustments to the historical combined financial statements of PJT Partners included elsewhere in this information statement.

The pro forma adjustments give effect to events that are (1) directly attributable to the transactions referred to below, (2) factually supportable, and (3) with respect to the statements of operations, expected to have a continuing impact on PJT Partners. The adjustments necessary to fairly present the unaudited pro forma combined financial statements have been based on available information and assumptions that PJT Partners believes are reasonable. The adjustments are described in the notes to the unaudited pro forma combined financial statements.

The unaudited pro forma combined statements of operations and financial condition are presented for illustrative purposes only and do not purport to represent PJT Partners' results of operations or financial position that would actually have occurred had the transactions referred to below been consummated on January 1, 2014 for the unaudited pro forma combined statement of operations and on June 30, 2015 for the unaudited pro forma combined statement of financial condition, or to project PJT Partners' results of operations or financial position for any future date or period.

The pro forma adjustments principally give effect to the following items:

- in the case of the unaudited pro forma combined statement of operations, a provision for corporate income taxes,

- PJT Partners' new capitalization structure as a result of the spin-off, including to reflect the allocation of income (loss) between PJT Partners Inc. and redeemable non-controlling interests and the final settlement of Blackstone's remaining net investment in PJT Partners,

- in the case of the unaudited pro forma statement of financial condition, the recording of deferred tax assets principally related to PJT Partners' goodwill and intangible assets,

- the issuance of equity awards to certain employees at the time of the distribution and to reflect PJT Partners' terms applicable to year-end annual compensation awards,

- the reversal of severance charges related to the reorganization, spin-off and acquisition, as well as an accrual in cash bonuses for PJT Partners personnel,

- the impact of a transition services agreement between PJT Partners and Blackstone with respect to services previously provided by Blackstone, including finance, information technology, human resources and facilities, and

- the settlement of intercompany account balances between PJT Partners and Blackstone.

The unaudited pro forma combined financial statements are subject to the assumptions and adjustments described in the accompanying notes. However, these adjustments are subject to change as PJT Partners and Blackstone finalize the terms of the separation and distribution agreement and the other agreements related to the spin-off.

PJT Partners expects to experience changes in its ongoing cost structure for certain items that it will incur as an independent public company that are not covered by the transition services agreement. For example, Blackstone currently provides certain corporate functions on PJT Partners' behalf, including, but not limited to, insurance, access to liquidity, including working capital, and directors' fees. PJT Partners' historical combined financial statements include direct expenses and allocations of these expenses from Blackstone. These costs may not be representative of the future costs PJT Partners will incur as an independent public company. No pro forma adjustments have been made to reflect such costs due to the fact that they currently are not objectively determinable.

PJT Partners currently contemplates that it may incur certain costs during the transition to being a stand-alone public company that are not covered by the transition services agreement. These costs might include, but are not limited to, incremental accounting, tax and other professional costs pertaining to the spin-off and establishing PJT Partners as a stand-alone public company, recruiting and relocation costs associated with hiring additional key corporate senior management personnel, costs related to establishing PJT Partners' new brand in the marketplace and costs to separate corporate information systems. No pro forma adjustments have been made for these costs as the costs are not expected to have an ongoing impact on the Company's operating results. Any projections or estimates of the amounts would not be factually supportable. PJT Partners anticipates that substantially all of these costs will be incurred within 18 months of the spin-off. Due to the scope and complexity of these activities, the amount of these costs could increase or decrease materially and the timing of incurrence could change.

The non-recurring costs to effectuate the separation and public company registration of PJT Partners will be entirely borne by Blackstone.

This unaudited pro forma combined financial information should be read together with the other information contained in this information statement, including "Organizational Structure," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and PJT Partners' combined financial statements and the notes thereto.

PJT Partners
Unaudited Pro Forma Combined Statement of Operations
(Dollars in Thousands, Except Share and Per Share Data)

	Year Ended December 31, 2014				
	Historical	Reorganization Adjustments	As Adjusted Before Separation	Separation Adjustments	Pro Forma Combined
Revenues					
Advisory Fees	$271,278	$ —	$271,278	$ —	$ 271,278
Placement Fees	127,664	—	127,664	—	127,664
Interest Income	3,046	—	3,046	—	3,046
Other	(919)	—	(919)	—	(919)
Total Revenues	401,069	—	401,069	—	401,069
Expenses					
Compensation and Benefits	317,478	—	317,478	57,978(f)	336,747
				(19,841)(g)	
				(18,868)(h)	
Occupancy and Related	25,601	—	25,601	(8,298)(h)	17,303
Travel and Related	13,382	—	13,382	(885)(h)	12,497
Professional Fees	10,837	—	10,837	21,220(h)	32,057
Communications and Information Services	7,048	—	7,048	(5,570)(h)	1,478
Other Expenses	19,185	—	19,185	(4,603)(h)	14,582
Total Expenses	393,531	—	393,531	21,133	414,664
Income (Loss) Before Provision for Taxes	7,538	—	7,538	(21,133)	(13,595)
Provision for Taxes	3,046	14,438(a)	17,484	(5,724)(i)	11,760
Net Income (Loss)	4,492	(14,438)	(9,946)	(15,409)	(25,355)
Net Income (Loss) Attributable to Redeemable Non-Controlling Interests	—	1,587(b)	1,587	(7,744)(k)	(6,157)
Net Income (Loss) Attributable to PJT Partners	$ 4,492	$(16,025)	$(11,533)	$ (7,665)	$ (19,198)
Net Loss Per Share of Class A Common Stock Outstanding—Basic and Diluted					$ (1.05)(l)
Weighted-Average Shares of Class A Common Stock Outstanding—Basic and Diluted					18,251,733(l)

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PJT Partners
Unaudited Pro Forma Combined Statement of Operations
(Dollars in Thousands, Except Share and Per Share Data)

	Six Months Ended June 30, 2015				
	Historical	**Reorganization Adjustments**	**As Adjusted Before Separation**	**Separation Adjustments**	**Pro Forma Combined**
Revenues					
Advisory Fees	$105,266	$ —	$105,266	$ —	$ 105,266
Placement Fees	48,323	—	48,323	—	48,323
Interest Income	1,530	—	1,530	—	1,530
Other	(325)	—	(325)	—	(325)
Total Revenues	154,794	—	154,794	—	154,794
Expenses					
Compensation and Benefits	139,760	—	139,760	24,638 (f)	155,441
				(277)(g)	
				(8,680)(h)	
Occupancy and Related	14,044	—	14,044	(3,729)(h)	10,315
Travel and Related	6,306	—	6,306	(609)(h)	5,697
Professional Fees	5,966	—	5,966	10,846 (h)	16,812
Communications and Information Services	2,791	—	2,791	(2,099)(h)	692
Other Expenses	7,055	—	7,055	(2,250)(h)	4,805
Total Expenses	175,922	—	175,922	17,840	193,762
Loss Before Provision for Taxes	(21,128)	—	(21,128)	(17,840)	(38,968)
Provision (Benefit) for Taxes	2,002	(7,054)(a)	(5,052)	(4,876)(i)	(9,928)
Net Loss	(23,130)	7,054	(16,076)	(12,964)	(29,040)
Net Loss Attributable to Redeemable Non-Controlling Interests	—	(8,419)(b)	(8,419)	(6,467)(k)	(14,886)
Net Loss Attributable to PJT Partners	$ (23,130)	$15,473	$ (7,657)	$ (6,497)	$ (14,154)
Net Loss Per Share of Class A Common Stock Outstanding— Basic and Diluted					$ (0.77)(l)
Weighted-Average Shares of Class A Common Stock Outstanding— Basic and Diluted					18,420,749 (l)

79

PJT Partners
Unaudited Pro Forma Combined Statement of Financial Condition
(Dollars in Thousands, Except Share and Per Share Data)

	June 30, 2015				
	Historical	Reorganization Adjustments	As Adjusted Before Separation	Separation Adjustments	Pro Forma Combined
Assets					
Cash and Cash Equivalents	$ 70,781	$ —	$ 70,781	$ (29,724)(j)	$ 41,057
Accounts Receivable	133,753	—	133,753	—	133,753
Receivable from Affiliates	20,435	—	20,435	—	20,435
Due from Blackstone	33,767	—	33,767	(37,899)(j) 4,132(g)	—
Intangible Assets, Net	18,471	—	18,471	—	18,471
Goodwill	68,873	—	68,873	—	68,873
Other Assets	9,619	—	9,619	—	9,619
Deferred Tax Assets	2,092	114,744(d)	116,836	—	116,836
Total Assets	$357,791	$ 114,744	$472,535	$ (63,491)	$409,044
Liabilities and Equity					
Accrued Compensation and Benefits	$ 55,305	$ —	$ 55,305	$ (47,580)(g)	$ 7,725
Accounts Payable, Accrued Expenses and Other Liabilities	17,052	—	17,052	7,877(f)	24,929
Taxes Payable	64	—	64	—	64
Deferred Revenue	1,517	—	1,517	—	1,517
Total Liabilities	73,938	—	73,938	(39,703)	34,235
Redeemable Non-Controlling Interests	—	147,991(e)	147,991	274,269(k)	422,260
Equity					
Parent Company Investment	282,015	(282,015)(c)	—	—	—
Accumulated Other Comprehensive Income	1,838	—	1,838	—	1,838
Class A Common Stock, par value $0.01 per share (3,000,000,000 shares authorized; 17,966,584 shares issued and outstanding)	—	180(e)	180	—	180
Class B Common Stock, par value $0.01 per share (1,000,000 shares authorized; 290 shares issued and outstanding)	—	—	—	—	—
Additional Paid-In Capital	—	282,015(c) 114,744(d) (148,171)(e)	248,588	(67,623)(j) (224,800)(k) 51,712(g) (7,877)(f)	—
Retained Deficit	—		—	(49,469)(k)	(49,469)
Total Equity	283,853	(33,247)	250,606	(298,057)	(47,451)
Total Liabilities and Equity	$357,791	$ 114,744	$472,535	$ (63,491)	$409,044

Notes to Unaudited Pro Forma Combined Financial Statements

Reorganization Adjustments

(a) The provision (benefit) for income taxes reflected in the historical combined financial statements was calculated on a separate tax return basis, although PJT Partners' operations have historically been included in Blackstone's U.S. Federal, state and foreign tax returns.

Following this transaction, PJT Partners Inc. will be subject to U.S. Federal income taxes, in addition to state and local taxes with respect to the allocable share of any net taxable income of PJT Partners Holdings LP, which will result in higher income taxes. As a result, the pro forma statements of operations reflect an adjustment to the provision (benefit) for income taxes to reflect effective rates below. These effective rates have been determined as if PJT Partners filed separate, stand-alone income tax returns after giving effect to the reorganization described elsewhere in this filing and calculate PJT Partners' Provision (Benefit) for Taxes. The following tables reconcile PJT Partners' pro forma effective tax rate to the U.S. Federal statutory rate and calculate PJT Partners' Provision (Benefit) for Taxes:

	Year Ended December 31, 2014	Six Months Ended June 30, 2015
Statutory U.S. Federal Income Tax Rate	35.0%	35.0%
Income Passed Through to Redeemable Non-Controlling Interest Holders	-12.7%	-13.1%
Foreign Income Taxes	4.2%	-0.9%
State and Local Income Taxes	62.6%	-1.3%
Compensation	140.2%	4.5%
Other	2.7%	-0.3%
Effective Income Tax Rate	232.0%	23.9%

Thus, PJT Partners' provision (benefit) for taxes is as follows:

	Year Ended December 31, 2014	Six Months Ended June 30, 2015
	(Dollars in Thousands)	
Income (Loss) Before Provision (Benefit) for Taxes	$ 7,538	$(21,128)
Effective Income Tax Rate	232.0%	23.9%
Provision (Benefit) for Taxes	$17,484	$ (5,052)

(b) As described in "The Spin-Off—Organizational Structure Following the Spin-Off," PJT Partners Inc. will become the sole general partner, and consolidate the financial results, of PJT Partners Holdings LP. PJT Partners Inc. will initially own less than 100% of the economic interest in PJT Partners Holdings LP, but will have 100% of the voting power and control the management of PJT Partners Holdings LP. Immediately following the spin-off, the redeemable non-controlling interest in PJT Partners Holdings LP will be 37.3%. The percentage of the Net Income (Loss) Attributable to the Redeemable Non-Controlling Interests will vary from this percentage due to the differing level of income taxes applicable to the controlling interest.

As described in "Certain Relationships and Related Person Transactions—Exchange Agreement," Partnership Units in PJT Partners Holdings LP are exchangeable at the option of the holder for cash, or, at PJT Partners' election, for shares of Class A common stock on a one-for-one basis. The election to exchange Partnership Units is entirely within the control of the Partnership Unitholder, although PJT Partners retains the sole option to determine whether to settle the exchange in either cash or shares of Class A common stock. A non-controlling interest with redemption features not solely within PJT Partners' control is considered a redeemable non-controlling interest and is presented separately from Equity in the Unaudited Pro Forma Combined Statement of Financial Condition.

The corporate tax provision attributable to PJT Partners Inc. is allocated solely to PJT Partners Inc. The pro forma Net Income (Loss) is split as follows:

	Year Ended December 31, 2014	Six Months Ended June 30, 2015
	(Dollars in Thousands)	
Income (Loss) Before Provision for Taxes	$ 7,538	$(21,128)
Tax Provision Attributable to all Shareholders	3,282	1,688
Net Income (Loss) Attributable to all Shareholders	4,256	(22,816)
Redeemable Non-Controlling Interests Percentage	37.3%	36.9%
Net Income (Loss) Attributable to Redeemable Non-Controlling Interests	$ 1,587	$ (8,419)
Net Income (Loss) Attributable to all Shareholders	$ 4,256	$(22,816)
Controlling Interests Percentage	62.7%	63.1%
Tax Provision (Benefit) Attributable Solely to PJT Partners Inc.	14,202	(6,740)
Net Loss Attributable to PJT Partners Inc.	$(11,533)	$ (7,657)

(c) Represents the final settlement of Blackstone's remaining net investment in PJT Partners which was recorded as Parent Company Investment in the historical combined financial statements.

(d) Reflects adjustments to Deferred Tax Assets and Additional Paid-In Capital in connection with the reorganization to record a Deferred Tax Asset principally related to PJT Partners' goodwill and intangible assets. This reflects the tax impact associated with the existing book and tax differences for items that will be allocated to PJT Partners and subject to corporate income taxes. The additional Deferred Tax Asset recorded for these items is $114.7 million, with the offset recorded within Additional Paid-In Capital.

(e) With respect to the equity section of the Unaudited Pro Forma Combined Statements of Financial Condition, represents the issuance 17,966,584 of shares of Class A common stock with a par value of $0.01 and the allocation of equity between the 37.3% redeemable non-controlling interest holders and 62.7% controlling interest holders of PJT Partners Inc. as follows:

	June 30, 2015	
	Amount	Percentage
	(Dollars in Thousands)	
Redeemable Non-Controlling Interests	$147,991	37.3%
Equity		
Common Stock - Class A	$ 180	0.0%
Common Stock - Class B	—	0.0%
Additional Paid-In Capital	248,588	62.7%
	$248,768	62.7%

Separation Adjustments

(f) Reflects the incremental equity-based compensation expense for awards granted or modified to existing PJT Partners employees in connection with the spin-off.

Notes to Unaudited Pro Forma Combined Financial Statements

Certain employees will receive restricted PJT Partners equity awards in connection with the spin-off. These awards generally vest at three years from the date of the spin-off. The equity-based compensation expense associated with these awards is $30.2 million and $15.0 million for the year ended December 31, 2014 and the six months ended June 30, 2015, respectively.

Equity awards granted pursuant to Blackstone's Bonus Deferral Plan with respect to 2014 bonuses differ from the same awards granted by Blackstone historically. The 2014 awards were subject to ratable service-based vesting over a three year period with no deferred bonus premium, but will receive distributions while unvested. Previously, Blackstone's deferred restricted unit awards vested immediately from a service-vesting standpoint with ratable delivery over four years. These awards did not receive distributions while unvested, but were granted with a deferred bonus premium that would vest after four years. This pro forma adjustment recognizes compensation expense on these awards as if Blackstone's plan had been in effect at January 1, 2011 and results in additional expense to PJT Partners of $27.7 million for the year ended December 31, 2014 and $9.6 million for the six months ended June 30, 2015.

In addition, PJT Partners will reimburse Blackstone for the value of forfeited unvested equity awards granted to former Blackstone employees transitioning to PJT Partners in connection with the spin-off. (See "Certain Relationships and Related Party Transactions—Agreements with Blackstone Related to the Spin-Off—Employee Matters Agreement.") This pro forma adjustment is recorded in Accounts Payable, Accrued Expenses and Other Liabilities within the Combined Statement of Financial Condition, as following the spin-off, PJT Partners will be an independent public company. The offsetting credit is a charge to Additional Paid-In Capital. PJT Partners will cash settle the liability to Blackstone quarterly as the forfeitures attributable to these former Blackstone employees crystallize. The accrual for these future forfeitures was $7.9 million as of June 30, 2015.

No pro forma adjustment has been made for any equity awards issued to Mr. Taubman and the other partners and employees of PJT Capital LP who will receive Partnership Units in PJT Partners Holdings LP upon consummation of the acquisition as the corporate positions and responsibilities such persons are filling are new to the enterprise. The historical results of PJT Partners include equity-based compensation expense allocated from Blackstone senior management personnel for oversight and review of the historical activities of PJT Partners.

The combined pro forma adjustments for these equity-based compensation related awards are as follows:

Impact on the Pro Forma Combined Statements of Operations	Year Ended December 31, 2014	Six Months Ended June 30, 2015
	(Dollars in Thousands)	
Awards for Certain Employees in Connection with the Spin-Off		
Compensation and Benefits	$30,247	$15,041
Change in Vesting Period and Distributions Related to the Bonus Deferral Plan		
Compensation and Benefits	27,731	9,597
Total Compensation and Benefits	$57,978	$24,638

Impact on the Pro Forma Combined Statement of Financial Condition		
Forfeiture Reimbursement		
Accounts Payable, Accrued Expenses and Other Liabilities		$ 7,877
Additional Paid-In Capital		$ 7,877

Notes to Unaudited Pro Forma Combined Financial Statements

(g) This adjustment reverses severance charges incurred in connection with the spin-off, as well as an accrual for 2015 cash bonuses for PJT Partners personnel that will be retained and settled by Blackstone pursuant to the Employee Matters Agreement. As discussed in "Certain Relationships and Related Party Transactions— Agreements with Blackstone Related to the Spin-Off—Employee Matters Agreement," Blackstone will be obligated to retain these severance and incentive compensation costs pursuant to the Employee Matters Agreement. Accordingly, following the closing of the spin-off, PJT Partners will not be responsible for these costs and such charges are thus reversed in these pro forma financial statements.

PJT Partners incurred severance costs of $19.8 million and $0.3 million for the year ended December 31, 2014 and the six months ended June 30, 2015, respectively, primarily associated with the termination of employees and related benefits. These amounts were recorded as Compensation and Benefits in the Combined Statements of Operations and are reversed by this adjustment.

As of June 30, 2015, the Company had a remaining liability relating to these severance obligations, net of payments, of $4.5 million comprised of $4.1 million in Due to Blackstone and $0.3 million in Accrued Compensation and Benefits. Blackstone provides payroll services on behalf of the U.S. operations of the Company and the liability is thus recorded based on whether Blackstone or the Company will pay the liability. Because Blackstone will be required to assume these severance obligations pursuant to the Employee Matters Agreement, this adjustment reverses the Company's liability for them. At June 30, 2015, the Company had a net receivable from Blackstone and thus the Due to Blackstone is a component of the net Due from Blackstone. In addition, as of June 30, 2015, Accrued Compensation and Benefits included $47.3 million of cash bonuses that have been accrued for PJT Partners personnel, which will be retained and settled by Blackstone and, accordingly, are reversed by this adjustment.

(h) Represents the impact of the transition services agreement. Blackstone allocates indirect expenses to PJT Partners covering services for finance, information technology, human resources, facilities, legal and compliance, public company reporting activities and external relations. Blackstone and PJT Partners expect the costs for these services to be lower for PJT Partners when it becomes an independent public company. Blackstone's organizational size and complexity as well as it operating within multiple segments of the alternative asset management industry result in a different cost structure than the smaller less complex organizational structure of PJT Partners operating solely within the financial advisory services business. Blackstone and PJT Partners have entered into a 24 month transition services agreement for which Blackstone will continue to provide the defined services after the spin-off at rates estimated by Blackstone and PJT Partners to be arms-length market comparable rates. Each of the individual services covered by the transition services agreement can be terminated by either Blackstone or PJT Partners with 60 days' notice. The reversed historical indirect allocated expenses specifically represent those expenses covered by an equivalent service in the transition services agreement. The pro forma effect of the agreement is detailed below:

	Year Ended December 31, 2014			Six Months Ended June 30, 2015		
	Historical Indirect Allocated Expenses	Transition Services Agreement	Net	Historical Indirect Allocated Expenses	Transition Services Agreement	Net
			(Dollars in Thousands)			
Expenses						
Compensation and Benefits	$(18,868)	$ —	$(18,868)	$ (8,680)	$ —	$ (8,680)
Occupancy and Related	(8,298)	—	(8,298)	(3,729)	—	(3,729)
Travel and Related	(885)	—	(885)	(609)	—	(609)
Professional Fees	(6,334)	27,554	21,220	(2,932)	13,778	10,846
Communications and Information Services	(5,570)	—	(5,570)	(2,099)	—	(2,099)
Other Expenses	(4,603)	—	(4,603)	(2,250)	—	(2,250)
Total Expenses	$(44,558)	$27,554	$(17,004)	$(20,299)	$13,778	$ (6,521)

---

* Comprised of approximately 40% compensation and 60% non-compensation related charges.

Notes to Unaudited Pro Forma Combined Financial Statements

(i) Provision (Benefit) for Taxes adjustment resulting from the pro forma separation adjustments using the same calculation methodologies described in (a), calculated as follows:

	Year Ended December 31, 2014	Six Months Ended June 30, 2015
	(Dollars in Thousands)	
Combined Statement of Operations		
Separation Adjustments	$(21,133)	$(17,840)
Attributable to All Shareholders		
Marginal Tax Rate	1.8%	1.8%
Incremental Tax Benefit	$ (372)	$ (312)
Attributable to PJT Partners		
Allocation to PJT Partners	62.7%	63.1%
Marginal Tax Rate	40.4%	40.6%
Incremental Tax Benefit	(5,352)	(4,564)
Total Incremental Tax Benefit	$ (5,724)	$ (4,876)

(j) Represents the pre-spin-off settlement of account balances in accordance with the terms of the Separation Agreement and the Employee Matters Agreement as follows: Cash and Cash Equivalents of $29.7 million is contributed to Blackstone (represents the balance to establish Cash and Cash Equivalents at $41.1 million, representing accrued 2015 equity-based compensation bonus amounts as of June 30, 2015 of $16.1 million plus an additional $25 million) and the full settlement of Due from Blackstone of $37.9 million.

(k) Reflects the incremental allocation of Net Income (Loss) and Additional Paid-In Capital to Redeemable Non-Controlling Interests consistent with the ownership percentages described in adjustment (b). The Redeemable Non-Controlling Interest is measured at fair value as of the spin-off date and is remeasured each subsequent reporting period to reflect its then current redemption value. The redemption value is based upon the fair value of PJT Partners Holdings LP units, calculated as the closing price per share of PJT Partners Inc.'s Class A Common Stock at each reporting date multiplied by the number of participating PJT Partners Holdings LP Partnership Units outstanding. As of June 30, 2015 the fair value was calculated at the distribution price of $39.50 per share of Class A Common Stock multiplied by 10,690,123 participating PJT Partners Holdings LP Partnership Units outstanding, which represents the Redeemable Non-Controlling Interest. The Redeemable Non-Controlling Interest was adjusted to reflect a fair value of $422.3 million as of June 30, 2015 with a corresponding decrease in Additional Paid-In Capital and an increase in retained deficit.

The following table calculates the number of PJT Partners Holdings LP Partnership Units that comprise the Redeemable Non-Controlling Interest as of June 30, 2015:

Shares of Class A Common Stock Outstanding	17,966,584
Divided by Controlling Interest Percentage	62.7%
Total Partnership Units	28,656,707
Multiplied by Redeemable Non-Controlling Interest Percentage	37.3%
Total Redeemable Non-Controlling Interest Units	10,690,123

No pro forma adjustment has been made for any equity awards issued to Mr. Taubman and the other partners and employees of PJT Capital LP who will receive Partnership Units in PJT Partners Holdings LP upon consummation of the acquisition as the corporate positions and responsibilities such persons are filling are new to the enterprise.

(l) Pro forma basic earnings per share and pro forma weighted-average basic shares outstanding are based on the number of shares of Class A common stock of PJT Partners Inc. on December 31, 2014 and June 30, 2015, adjusted for an assumed distribution ratio of one share of Class A common stock of PJT Partners Inc. for every 40 Blackstone common units held on September 22, 2015, the record date. Pro forma diluted earnings per share and pro forma weighted-average diluted shares outstanding give effect to the potential dilution from common shares related to equity awards granted to our employees under PJT Partners' stock-based compensation programs. The actual effect on a go-forward basis will depend on various factors, including the employment of personnel at PJT Partners and the value of the equity awards at the time of the spin-off. PJT Partners cannot estimate the fully dilutive effects at this time. As of December 31, 2014 and June 30, 2015, 3.7 million and 3.4 million awards were excluded from the computation of diluted earnings per share, respectively, as their impact was anti-dilutive.

	Year Ended December 31, 2014	Six Months Ended June 30, 2015
Weighted-Average Shares of Class A Shares Outstanding—Basic and Diluted	18,251,733	18,420,749

PJT Partners
Combined Statements of Operations
(Dollars in Thousands, Except Share and Per Share Data)

	Year Ended December 31,		
	2014	2013	2012
Revenues			
Advisory Fees	$ 271,278	$256,433	$244,439
Placement Fees	127,664	136,726	106,764
Interest Income	3,046	2,955	3,809
Other	(919)	840	(395)
Total Revenues	401,069	396,954	354,617
Expenses			
Compensation and Benefits	317,478	339,778	318,255
Occupancy and Related	25,601	21,715	22,332
Travel and Related	13,382	13,678	13,606
Professional Fees	10,837	12,344	13,713
Communications and Information Services	7,048	6,772	7,855
Other Expenses	19,185	16,467	18,047
Total Expenses	393,531	410,754	393,808
Income (Loss) Before Provision for Taxes	7,538	(13,800)	(39,191)
Provision for Taxes	3,046	3,373	3,357
Net Income (Loss) Attributable to PJT Partners	$ 4,492	$(17,173)	$(42,548)
Revenues Earned from Affiliates			
Advisory Fees	$ 31,948	$ 15,131	$ 26,744
Placement Fees	$ 14,911	$ 12,786	$ 12,771

Pro Forma Combined Statement of Operations Information (Unaudited)

Income Before Provision for Taxes	$ 7,538
Pro Forma Provision for Taxes	17,484
Pro Forma Net Loss	(9,946)
Pro Forma Net Income Attributable to Redeemable Non-Controlling Interests	1,587
Pro Forma Net Loss Attributable to PJT Partners	$ (11,533)
Net Loss per Share of Class A Common Stock—Basic and Diluted	$ (0.63)
Weighted-Average Shares of Class A Common Stock Outstanding— Basic and Diluted	18,251,733

See notes to combined financial statements.

(All Dollars Are in Thousands, Except Share and Per Share Data, Except Where Noted)

Pro Forma Combined Statement of Operations Information (Unaudited)

The following unaudited pro forma financial information presented on the Combined Statements of Operations for the year ended December 31, 2014 is based on PJT Partners' historical financial statements as adjusted to reflect the internal reorganization described above.

Income Before Provision for Taxes	$ 7,538
Pro Forma Provision for Taxes (a)	17,484
Pro Forma Net Loss	(9,946)
Pro Forma Net Income Attributable to Redeemable Non-Controlling Interests (b)	1,587
Pro Forma Net Loss Attributable to PJT Partners	$ (11,533)
Net Loss per Share of Class A Common Stock—Basic and Diluted	$ (0.63)
Weighted-Average Shares of Class A Common Stock Outstanding—Basic and Diluted	18,251,733

(a) The provision for income taxes reflected in the historical financial combined statements was calculated on a separate tax return basis, although PJT Partners' operations have historically been included in Blackstone's U.S. Federal, state and foreign tax returns.

Following the spin-off, PJT Partners Inc. will be subject to U.S. Federal income taxes, in addition to state and local taxes with respect to the allocable share of any net taxable income of PJT Partners Holdings LP, which will result in higher income taxes. As a result, the pro forma combined statement of operations reflects an adjustment to the provision for income taxes to reflect effective rates below. These effective rates have been determined as if PJT Partners filed separate, stand-alone income tax returns after giving effect to the reorganization described elsewhere in this filing and calculate PJT Partners' Provision for Taxes. The following tables reconcile PJT Partners' pro forma effective tax rate to the U.S. Federal statutory rate and calculate PJT Partners' Provision for Taxes:

	Year Ended December 31, 2014
Statutory U.S. Federal Income Tax Rate	35.0%
Income Passed Through to Redeemable Non-Controlling Interest Holders	-12.7%
Foreign Income Taxes	4.2%
State and Local Income Taxes	62.6%
Compensation	140.2%
Other	2.7%
Effective Income Tax Rate	232.0%

(All Dollars Are in Thousands, Except Share and Per Share Data, Except Where Noted)

Thus, PJT Partners' provision for taxes is as follows:

	Year Ended December 31, 2014
Income Before Provision for Taxes	$ 7,538
Effective Income Tax Rate	232.0%
Provision for Taxes	$17,484

(b) Following the spin-off, PJT Partners Inc. will become the sole general partner of PJT Partners Holdings LP. PJT Partners Inc. will initially own less than 100% of the economic interest in PJT Partners Holdings LP, but will have 100% of the voting power and control the management of PJT Partners Holdings LP. Immediately following the spin-off, the non-controlling interest will be 37.3%. The percentage of the Net Income Attributable to the Redeemable Non-Controlling Interests will vary from this percentage due to the differing level of income taxes applicable to the controlling interest.

Partnership Units in PJT Partners Holdings LP are exchangeable at the option of the holder for cash, or, at PJT Partners' election, for shares of Class A common stock on a one-for-one basis. The election to exchange Partnership Units is entirely within the control of the Partnership Unitholder, although PJT Partners retains the sole option to determine whether to settle the exchange in either cash or shares of Class A common stock. A non-controlling interest with redemption features not solely within PJT Partners' control is considered a redeemable non-controlling interest and is presented separately from Equity in Unaudited Pro Forma Combined Statement of Financial Condition.

The corporate tax provision attributable to PJT Partners Inc. is allocated solely to PJT Partners Inc. The pro forma Net Income is split as follows:

	Year Ended December 31, 2014
Income Before Provision for Taxes	$ 7,538
Tax Provision Attributable to all Shareholders	3,282
Net Income Attributable to all Shareholders	4,256
Redeemable Non-Controlling Interests Percentage	37.3%
Net Income Attributable to Redeemable Non-Controlling Interests	$ 1,587
Net Income Attributable to all Shareholders	$ 4,256
Controlling Interests Percentage	62.7%
Tax Provision Attributable Solely to PJT Partners Inc.	14,202
Net Loss Attributable to PJT Partners Inc.	$(11,533)

4. ACCOUNTS RECEIVABLE AND ALLOWANCE FOR DOUBTFUL ACCOUNTS

Included in Accounts Receivable and Receivable from Affiliates are long term receivables of $66.0 million and $65.2 million as of December 31, 2014 and December 31, 2013, respectively, related to placement fees that are generally paid in installments over a period of four years. Of these amounts, $5.1 million and $8.4 million relate to long term receivables with affiliates as of December 31, 2014 and 2013, respectively. The carrying value

PJT Partners
Condensed Combined Statements of Operations (Unaudited)
(Dollars in Thousands, Except Share and Per Share Data)

	Six Months Ended June 30,	
	2015	**2014**
Revenues		
Advisory Fees	$ 105,266	$ 129,503
Placement Fees	48,323	42,188
Interest Income	1,530	1,555
Other	(325)	(300)
Total Revenues	154,794	172,946
Expenses		
Compensation and Benefits	139,760	168,978
Occupancy and Related	14,044	12,361
Travel and Related	6,306	5,862
Professional Fees	5,966	5,011
Communications and Information Services	2,791	3,375
Other Expenses	7,055	11,005
Total Expenses	175,922	206,592
Loss Before Provision for Taxes	(21,128)	(33,646)
Provision for Taxes	2,002	974
Net Loss Attributable to PJT Partners	$ (23,130)	$ (34,620)
Revenues Earned from Affiliates		
Advisory Fees	$ 3,410	$ 21,217
Placement Fees	$ 11,368	$ 6,134

Pro Forma Combined Statement of Operations (Unaudited)	
Loss Before Provision for Taxes	$ (21,128)
Pro Forma Benefit for Taxes	(5,052)
Pro Forma Net Loss	(16,076)
Pro Forma Net Loss Attributable to Redeemable Non-Controlling Interests	(8,419)
Pro Forma Net Loss Attributable to PJT Partners	$ (7,657)
Net Loss per Share of Class A Common Stock—Basic and Diluted	$ (0.42)
Weighted-Average Shares of Class A Common Stock Outstanding— Basic and Diluted	18,420,749

See notes to condensed combined financial statements.

(All Dollars Are in Thousands, Except Share and Per Share Data, Except Where Noted)

Pro Forma Combined Statement of Operations Information (Unaudited)

The following unaudited pro forma financial information presented on the Combined Statement of Operations for the six months ended June 30, 2015 is based on PJT Partners' historical financial statements as adjusted to reflect the internal reorganization described above.

Loss Before Provision for Taxes	$ (21,128)
Pro Forma Benefit for Taxes (a)	(5,052)
Pro Forma Net Loss	(16,076)
Pro Forma Net Loss Attributable to Redeemable Non-Controlling Interests (b)	(8,419)
Pro Forma Net Loss Attributable to PJT Partners	$ (7,657)
Net Loss per Share of Class A Common Stock – Basic and Diluted	$ (0.42)
Weighted-Average Shares of Class A Common Stock Outstanding – Basic and Diluted	18,420,749

(a) The benefit for income taxes reflected in the historical combined financial statements was calculated on a separate tax return basis, although PJT Partners' operations have historically been included in Blackstone's U.S. Federal, state and foreign tax returns.

Following the spin-off, PJT Partners Inc. will be subject to U.S. Federal income taxes, in addition to state and local taxes with respect to the allocable share of any net taxable income of PJT Partners Holdings LP, which will result in higher income taxes. As a result, the Unaudited Pro Forma Combined Statement of Operations reflects an adjustment to the benefit for income taxes to reflect effective rates below. These effective rates have been determined as if PJT Partners filed separate, stand-alone income tax returns after giving effect to the reorganization described elsewhere in this filing and calculate PJT Partners' Benefit for Taxes. The following tables reconcile PJT Partners' pro forma effective tax rate to the U.S. Federal statutory rate and calculate PJT Partners' Benefit for Taxes:

	Six Months Ended June 30, 2015
Statutory U.S. Federal Income Tax Rate	35.0%
Income Passed Through to Redeemable Non-Controlling Interest Holders	-13.1%
Foreign Income Taxes	-0.9%
State and Local Income Taxes	-1.3%
Compensation	4.5%
Other	-0.3%
Effective Income Tax Rate	23.9%

(All Dollars Are in Thousands, Except Share and Per Share Data, Except Where Noted)

Thus, PJT Partners' benefit for taxes is as follows:

	Six Months Ended June 30, 2015
Loss Before Provision for Taxes	$(21,128)
Effective Income Tax Rate	23.9%
Benefit for Taxes	$ (5,052)

(b) Following the spin-off, PJT Partners Inc. will become the sole general partner of PJT Partners Holdings LP. PJT Partners Inc. will initially own less than 100% of the economic interest in PJT Partners Holdings LP, but will have 100% of the voting power and control the management of PJT Partners Holdings LP. Immediately following the spin-off, the non-controlling interest will be 36.9%. The percentage of the Net Income Attributable to the Redeemable Non-Controlling Interests will vary from this percentage due to the differing level of income taxes applicable to the controlling interest.

Partnership Units in PJT Partners Holdings LP are exchangeable at the option of the holder for cash, or, at PJT Partners' election, for shares of Class A common stock on a one-for-one basis. The election to exchange Partnership Units is entirely within the control of the Partnership Unitholder, although PJT Partners retains the sole option to determine whether to settle the exchange in either cash or shares of Class A common stock. A non-controlling interest with redemption features not solely within PJT Partners' control is considered a redeemable non-controlling interest and is presented separately from Equity in Unaudited Pro Forma Combined Statement of Financial Condition.

The corporate tax provision attributable to PJT Partners Inc. is allocated solely to PJT Partners Inc. The pro forma Net Loss is split as follows:

	Six Months Ended June 30, 2015
Loss Before Provision for Taxes	$(21,128)
Tax Provision Attributable to all Shareholders	1,688
Net Loss Attributable to all Shareholders	(22,816)
Redeemable Non-Controlling Interests Percentage	36.9%
Net Loss Attributable to Redeemable Non-Controlling Interests	$ (8,419)
Net Loss Attributable to all Shareholders	$(22,816)
Controlling Interests Percentage	63.1%
Tax Benefit Attributable Solely to PJT Partners Inc.	(6,740)
Net Loss Attributable to PJT Partners Inc.	$ (7,657)

4. ACCOUNTS RECEIVABLE AND ALLOWANCE FOR DOUBTFUL ACCOUNTS

Included in Accounts Receivable and Receivable from Affiliates are long term receivables of $55.6 million and $66.0 million as of June 30, 2015 and December 31, 2014, respectively, related to placement fees that are generally paid in installments over a period of four years. Of these amounts, $7.5 million and $5.1 million relate